U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                   (Check One)
     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR For Period Ended: _____________________________________________________
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period
     Ended:.................................................................
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           If the notification relates to a portion of the filing
     checked   above,   identify   the   Item(s)   to  which  the
     notification
     relates:...............................................................
     .......................................................................
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     Part I - Registrant Information
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                            Super 8 Motels, Ltd.
                         ---------------------------
                          Full Name of Registrant

                                2030 J Street
                             Sacramento, CA 95814
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           Address of pricipal Executive Office (Street and Number)

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     Part II - Rules 12b-25 (b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a)The reasons described in reasonable detail in Part III of this form could not be Eliminated without unreasonable effort or expense.

         (b)The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteen calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following due date; and

         (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     Part III - Narative
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     The Partnership's Form 10-K is not ready for filing.  The Partnership's motel properties were sold subsequent to the audit by its outside auditors, who, as a result of the sales, need additional time preparing their final audited financial statements.
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     Part IV - Other Information
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         (1) Name and telephone number to contact in regard to this notification:

             Philip B. Grotewohl           (916)         442-9183
                 (Name)                 (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securites and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ ] Yes    [X] No
         If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Super 8 Motels, Ltd.
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                  (Name of Registrant as specified in charter)
         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

             Date:  March 31, 1999        By: // Philip B. Grotewohl
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                                          Philip B. Grotewohl,
                                          Chairman of Grotewohl Management
                                          Services, Inc.,
                                          General Partner